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FORD MOTOR COMPANY TO BUY LAND ROVER
FROM BMW, EXPANDING LINEUP OF PREMIUM BRANDS


DEARBORN, Mich., March 17, 2000 - Ford Motor Company announced today that it has reached a memorandum of understanding to buy Land Rover from the BMW Group. The transaction is subject to BMW and Ford reaching a definitive agreement, due diligence and regulatory approvals. If successful, the acquisition is expected to be completed in the second quarter.

The acquisition involves the entire Land Rover line of vehicles - Range Rover, Discovery, Freelander and Defender - including assembly and engineering facilities. It does not include Rover's passenger car business or any assumption of debt by Ford.

"Land Rover is a terrific global brand with a wonderful heritage," said Ford Motor Company President and Chief Executive Officer Jac Nasser. "It is our intention to leverage Land Rover to its fullest potential."

"The board is enthusiastic about this opportunity," said Ford Motor Company Chairman William Clay Ford Jr. "Land Rover is known throughout the world and fits perfectly into Ford's growing family of world-class brands."

"In the automotive market Land Rover is certainly one of the most famous and strongest brands in the world," said Joachim Milberg, chairman of the board of management of the BMW

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Group. "The decision to sell Land Rover was certainly not easy. But in the light of our new strategy, we welcome the approach of Ford."

The Land Rover business will become part of Ford's Premier Automotive Group, which includes the Lincoln, Volvo, Jaguar and Aston Martin brands. Land Rover sales for this year are projected at about 200,000 vehicles.

"Land Rover is consistent with the strategy of growing our global premier brands with vehicles that achieve high margins and are complementary with our present product range," Nasser said. "Land Rover is considered to be the 'Jaguar' of four-wheel-drive vehicles. It solidifies our market position and business strategy for this high-growth, lucrative segment."

BMW announced on Thursday that it is conducting negotiations to sell its Rover car business to Alchemy Partners, a private investment group.

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